Gulf Resources, Inc.
Chenming Industrial Park, Shouguang City,
Shandong, China 262714

March 23, 2010

Jeffrey Gordon
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gulf Resources, Inc. Form 8-K Filed February 11, 2010 Form 8-K/A filed March 12, 2010 File No. 1-34499

Dear Mr. Gordon:

Gulf Resources, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on March 19, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

1.
Please note that Items 304(a)(1)(v) of Regulation S-K states that you must disclose the information required by Item 304(a)(1)(iv) of Regulation S-K for any reportable events.  As such, please amend your form 8-K to disclose the following:

•	State whether the audit committee or similar committee of the board of directors discussed the reportable event with the former accountant; and

•
State whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the reportable event and if not, describe the nature of any limitation thereon and the reason therefore.

Response to Comment 1:

The disclosure on the Form 8-K has been revised to provide the disclosures required by Item 304(a)(1)(iv) of Regulation S-K.  A copy of the form 8-K Amendment which we have filed today is attached.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter form the former accountants stating whether the accountant agrees with the statement made in your revised 8-K.

Response to Comment 2:

We have obtained and filed and updated Exhibit 16 letter with the Form 8-K Amendment filed today.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Ms. Tahra Wright, Esq. our U.S. legal counsel at (212) 407-4122.

Sincerely,

Gulf Resources, Inc.

By : /s/ Xiaobin Liu
Name:  Xiaobin Liu
Title:   Chief Executive Officer

c.c. Tahra Wright, Esq.